GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2013 and 2012

(Expressed in Canadian Dollars)
(Unaudited)

NOTICE TO READERS

The attached condensed interim consolidated financial statements for the three and nine month periods ended May 31, 2013 have been prepared by and are the responsibility of the Company’s management and have been approved by the Board of Directors of the Company. The Company’s independent auditor has not performed a review of these interim financial statements.

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)
Condensed Interim Consolidated Statement of Financial Position
(Expressed in Canadian Dollars)
(Unaudited)

	May 31,	AUGUST 31,
	2013	2012 (Audited)

ASSETS

Current Assets
Cash	$305,918	$249,032
Short term investments (Note 3)	1,126,872	879,643
Marketable Securities (Note 4)	59,500	120,000
Accounts receivable (Note 5)	26,612	31,389
Due from related parties	36,120	36,429
Prepaid expenses	12,300	37,633
	1,567,322	1,354,126
Non-current Assets
Value-added taxes recoverable	91,110	78,340
Exploration and evaluation assets (Note 6 and 13)	7,893,885	7,597,438
Property and equipment (Note 7)	101,566	119,433

Total Assets	$9,653,883	$9,149,337

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$46,623	$103,460

Non-current Liabilities
Employment benefit obligations	60,004	60,004
Deferred tax liabilities	2,644	-

Total Liabilities	109,271	163,464

EQUITY

Share capital (Note 8)	25,649,512	24,848,652
Reserves	3,132,611	2,803,145
Deficit	(19,237,511)	(18,665,924)
Total Equity	9,544,612	8,985,873

Total Liabilities and Equity	$9,653,883	$9,149,337

Going concern (Note 1)
These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on July 26, 2013. They are signed on behalf of the Company by:

“J. Paul Sorbara”	“Stephen W. Pearce”
Director	Director

See accompanying notes to condensed interim consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)
Condensed Interim Consolidated Statement of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)
(Unaudited)

	THREE MONTHS ENDED MAY 31,		NINE MONTHS ENDED MAY 31,
	2013	2012	2013	2012

Expenses
Amortization	$6,786	$6,440	$20,081	$20,070
Automobile	751	577	2,204	2,464
Consulting (Note 12)	29,284	60,011	95,208	168,640
Foreign exchange loss/(gain)	(533)	3,077	(12,716)	6,527
Investor relations	15,511	35,220	83,996	68,623
Management fees (Note 12)	30,000	30,000	90,000	90,000
Office and general (Note 12)	23,791	25,062	67,622	71,605
Professional fees	3,426	11,726	54,108	58,797
Rent and utilities	9,931	9,595	28,756	27,308
Transfer agent and filing fees	1,798	1,070	18,485	15,545
Travel	9,201	11,877	23,120	23,289
Share-based compensation	-	-	-	553,675
Wages and benefits (Note 12)	64,308	57,535	191,163	198,233
Loss Before Other Income (Expenses)	(194,254)	(252,190)	(662,027)	(1,304,776)

Other Income (Expenses)
Gain on sale of marketable securities	-	-	44,105	-
Gain on sale of mineral property	-	26,461	29,756	26,461
Property option payment received	13,500	-	13,500	-
Other income	1,059	-	3,059	-
Interest income	2,757	4,420	5,754	16,600
Net Loss for the Period Before Taxes	(176,938)	(221,309)	(565,853)	(1,261,715)

Income tax expense	-	-	5,734	-
Net Loss for the Period	(176,938)	(221,309)	(571,587)	(1,261,715)

Other Comprehensive Gain (Loss)
Unrealized Gain (loss) on marketable securities	4,132	3,750	(65,674)	1,875
Comprehensive Loss for the Period	$(172,806)	$(217,559)	$(637,261)	$(1,259,840)
Loss Per Share - Basic and Diluted	$(0.01)	$(0.01)	$(0.00)	$(0.01)

Weighted Average Number Of Shares Outstanding – Basic and diluted	102,264,754	92,216,445	95,602,688	92,216,445

See accompanying notes to condensed interim consolidated financial statements

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)

Condensed Interim Consolidated Statement of Changes in Equity
(Expressed in Canadian Dollars)

(Unaudited)

			RESERVES		Available-For Sale Revaluations	Deficit	Total Equity
	Common Shares		Warrants	Share-Based Payments
	Without Par Value
	Shares	Amount

Balance, August 31, 2011	92,216,445	$24,848,652	$-	$1,980,798	$(9,375)	$(14,971,394)	$11,848,681
Share-based compensation	-	-	-	777,347	-	-	777,347
Other comprehensive gain	-	-	-	-	54,375	-	54,375
Net loss for the year	-	-	-	-	-	(3,694,530)	(3,694,530)
Balance, August 31, 2012	92,216,445	$24,848,652	$-	$2,758,145	$45,000	$(18,665,924)	$8,985,873

Private placement, net of share issue costs	14,444,444	948,981	351,019		-	-	1,300,000
Agent’s warrants issued on private placement	-	-	44,121	-	-	-	44,121
Share issue costs	-	(148,121)	-	-	-		(148,121)
Other comprehensive loss	-	-	-	-	(65,674)	-	(65,674)
Net loss for the period	-	-	-	-	-	(571,587)	(571,587)
Balance, May 31, 2013	106,660,889	$25,649,512	$395,140	$2,758,145	$(20,674)	$(19,237,511)	$9,544,612

See accompanying notes to condensed interim consolidated financial statements

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	NINE MONTHS ENDED
	MAY 31	MAY 31
	2013	2012

Operating activities
Net loss for the period	$(571,587)	$(1,261,715)
Adjustments to reconcile loss to net cash used in operating activities:
Amortization	20,081	20.070
Gain on sale of mineral property	(29,756)	(26,461)
Share based compensation	-	553,673
Income tax expense	6,351	-
Unrealized gain (loss) on marketable securities	(14,118)	-
Change in non-cash operating assets and liabilities:
Accounts receivable and VAT recoverable	(13,747)	(19,971)
Accounts due from related parties	309	(30,300)
Prepaid expenses	25,333	939
Accounts payable and accrued liabilities	(56,837)	(33,019)
Cash Used in Operating Activities	$(633,971)	$(796,784)
Investing activities
Expenditures on exploration properties	(312,191)	(484,522)
Proceeds on sale of marketable securities	94,842	50,221
Purchase of short term investments	(1,200,000)	-
Proceeds from redemption of short term investments	958,525	1,158,556
Purchase of property and equipment	(2,214)	(2,073)
Realized gain on marketable securities	(44,105)	-
Cash Provided By (Used In) Investing Activities	$(505,143)	$722,182

Financing Activities
Share issuances for cash	1,300,000	-
Share issue cost	(104,000)	-
Cash Provided By Financing Activities	$1,196,000	$-

Increase (Decrease) in Cash During the Period	56,886	(74,602)

Cash, beginning of Period	249,032	275,374

Cash, End of Period	$305,918	200,772

See accompanying notes to condensed interim consolidated financial statements

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2013 AND 2012
(Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Golden Goliath Resources Ltd. (the “Company”) was incorporated on June 12, 1996 under the Business Corporations Act of British Columbia. The Company is a public company listed on the TSX Venture Exchange (the “TSX.V”), trading under the symbol “GNG”. The address of the Company’s corporate office and principal place of business is Suite 711, 675 West Hastings Street, Vancouver, British Columbia, Canada. The Company’s principal business activity is the acquisition and exploration of resource properties.

The Company is in the development stage and is in the process of exploring and developing its Mexican resource properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for exploration and evaluation assets are dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development of the properties and upon future profitable production or proceeds from the disposition thereof. Managements’ plan in this regard is to secure additional funds through future equity financings, which either may not be available or may not be available on reasonable terms.

The condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. This assumes the Company will operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in the financial statements. The Company has incurred operating losses since inception, has no source of operating cash flow, minimal income from short-term investments, and there can be no assurances that sufficient funding, including adequate financing, will be available to explore its mineral properties and to cover general and administrative expenses necessary for the maintenance of a public company. These factors may cast significant doubt on the applicability of the going concern assumption and these financial statements do not include adjustments should the Company not be able to continue as a going concern. The ability of the Company to arrange additional financing in the future depends in part, on the prevailing capital market conditions and mineral property exploration success.

2.

BASIS OF PRESENTATION

a)

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

b)

Basis of Measurement

These condensed consolidated interim financial statements have been prepared on the basis of accounting policies and critical account judgments and estimates consistent with those applied in the Company’s August 31, 2012 consolidated annual audited financial statements.

c)

Future accounting pronouncements not yet adopted

IFRS 9 – Financial Instruments. IFRS 9 establishes the requirements for recognizing and measuring financial assets and financial liabilities. This new standard is effective for annual periods beginning on or after January 1, 2015 with earlier application permitted. The Company has yet to assess the full impact of IFRS 9.

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2013 AND 2012
(Expressed in Canadian Dollars)

2.

BASIS OF PRESENTATION (continued)

c)

Future accounting pronouncements not yet adopted (continued)

The following standards are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its financial statements or whether to early adopt any of the new requirements.

IFRS 10 - Consolidated Financial Statements. IFRS 10 supersedes IAS 27: Consolidated and Separate Financial Statements and establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.

IFRS 11 - Joint Arrangements. IFRS 11 establishes principles for financial reporting by parties to a joint arrangement and supersedes IAS 31: Interests in Joint Ventures and SIC 13: Jointly Controlled Entities - Non- Monetary Contributions by Venturers.

IFRS 12 - Disclosure of Interests in Other Entities. IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity.

IAS 27 - Separate Financial Statements. IAS 27 contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. IAS 27 requires an entity preparing separate financial statements to account for those investments at cost or in accordance with IFRS 9.

IAS 28 - Investments in Associates and Joint Ventures. IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures.

3.

SHORT-TERM INVESTMENTS

As at May 31, 2013, short–term investment in the amount of $1,125,000 (August 31, 2012 - $875,000) was comprised of Canadian investments in guaranteed investment certificates maturing on Apr 16, 2014 and effective interest rates of 1.35% (August 31, 2012 – 1.3%).

4.

MARKETABLE SECURITIES

Marketable securities consist of 425,000 (August 31, 2012 – 375,000) common shares of Comstock Metals Ltd. with a fair value of $59,500 (August 31, 2012 - $120,000).

Marketable securities are measured at fair value with changes in fair value recorded in other comprehensive income (loss) until the investment is derecognized or impaired, at which time, the gain (loss) would be recorded in net income.

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2013 AND 2012
(Expressed in Canadian Dollars)

5.

ACCOUNTS RECEIVABLE

	May 31, 2013	August 31, 2012

Sales taxes recoverable	$ 22,055	$ 13,552
Other receivable	4,557	17,837
	$ 26,612	$ 31,389

6.

EXPLORATION AND EVALUATION ASSETS AND ACQUISITION COSTS

Detailed exploration and evaluation expenditures incurred in respect to the Company’s mineral property interests owned, leased or held under option are disclosed in Note 13. Property payments made on the Company’s mineral property interests are included in the property descriptions below.

San Timoteo, Oro Leon, Nueva Union, La Reforma	$69,257
Oteros, La Esperanza, La Hermosa	-
Bufalo, La Barranca	-
Los Hilos, Las Bolas, El Manto, Don Lazaro, La Verde	187,123
Nopalera, Flor de Trigo	78,393
Corona, Beck, El Chamizal, El Canario, La Cruz	-
Las Trojas, La Gloria, Todos los Santos, Los Cantiles	-
$334,773

The Company has an extensive property portfolio of mining concessions, acquired mainly through staking, in the Uruachic District of Mexico covering approximately 10,000 hectares. The Company has various net smelter returns on specific claims forming a part of the Company’s properties. The net smelter returns range from 1% to 3%, which have buyouts ranging from US$250,000 to US$2,000,000.

In May 2007 and amended April 2011, the Company optioned to Comstock Metals Ltd. (“Comstock”) the right to earn up to a 75% and 60% interest respectively in the Corona and El Chamizal properties in exchange for Comstock spending $500,000 and $200,000 on the respective properties before February 8, 2014, and issuing 300,000 (Issued) and 150,000 (25,000 common shares received before the option agreement was terminated) common shares respectively to the Company over a period of two years. In order to keep the option in good standing, the optionee paid $50,000 and issued an additional 200,000 common shares to the Company.

The Company has received notice from Comstock that it has spent in excess of $1,000,000 at Corona and wishes to enter into a joint venture to further explore the property. As of the date of these financial statements the Company has not yet finalized a joint venture with Comstock on the Corona property.

Comstock has advised the Company that it will no longer proceed with the El Chamizal option and has returned a 100% interest in the Property back to the Company.

In December 2011, the Company signed an Earn-in and Shareholders Agreement with Agnico Eagle Mines Limited (“Agnico”) for the exploration and development of the Company’s Las Bolas/Los Hilos property. Under the terms of the agreement, Agnico has the right to earn a 51% interest in the property by spending $5,000,000 on the property over a period of 5 years. The first year’s work commitment is a firm commitment of $500,000 with expenditure requirements increasing each year thereafter. Upon exercising its option, Agnico will have the right to earn an additional 20% interest by spending $6,000,000 over another period of four years and completing a feasibility study or by spending $10,000,000 over a longer period of eight years.

In April 2012 the Company sold a mining concession for cash proceeds of $50,221 and recorded a gain on sale of $26,461.

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2013 AND 2012
(Expressed in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS AND ACQUISITION COSTS (continued)

During the year ended August 31, 2012, $2,007,751 (2011 - $118,769; 2010 - $74,298) in deferred expenditures related to certain mineral claims were written off. While the Company will continue to hold these claims, management currently does not view them as priorities and does not currently intend to conduct any exploration activities on these claims in the next year.

7.

PROPERTY AND EQUIPMENT

Cost	Equipment	Vehicles	Land	Total
Balance August 31, 2011	$146,041	$101,610	$18,917	$266,568
Additions	4,273	-	-	4,273
Balance August 31, 2012	$150,314	$101,610	$18,917	$270,841
Additions	2,214	-	-	2,214
Balance May 31, 2013	$152,528	$101,610	$18,917	$273,055

Accumulated amortization	Equipment	Vehicles	Land	Total
Balance August 31, 2011	$54,823	$70,497	$-	$125,320
Amortization	17,150	8,938	-	26,088
Balance August 31, 2012	71,973	79,435	-	151,408
Amortization	18,230	1,851	-	20,081
Balance May 31, 2013	$90,203	$81,286	$-	$171,489

Carrying amounts	Equipment	Vehicles	Land	Total
As at August 31, 2011	$91,218	$31,113	$18,917	$141,248
As at August 31, 2012	$78,341	$22,175	$18,917	$119,433
As at May 31, 2013	$62,325	$20,324	$18,917	$101,566

8.

SHARE CAPITAL AND RESERVES

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

Issued and Fully Paid

As at May 31, 2013, the Company had 106,660,889 (August 31, 2012 – 92,216,445) common shares issued and fully paid.

On March 28, 2013 the Company completed a private placement of 14,444,444 units at a price of $0.09 per unit for gross proceeds of $1,300,000. Each unit consisted of one common share and three-quarters of one non-transferable share purchase warrant exercisable for a period of three years at a price of $0.12 for each whole warrant.

The shares and warrants issued in the private placement were valued using the relative fair value method which resulted in $948,981 being allocated to the shares and $351,019 to the warrants. The warrants were valued using a Black-Scholes option pricing model using a share price of $0.08 and expected life of 3 years, a risk-free interest rate of 1.21% and an expected volatility of 77.48%. These inputs generated a value of $0.07 per warrant. The shares issued had a fair value of $0.07.

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2013 AND 2012
(Expressed in Canadian Dollars)

8.

SHARE CAPITAL AND RESERVES (continued)

Issued and Fully Paid (continued)

The Company’s agents received a commission of $104,000 in cash and 1,155,555 agent’s warrants exercisable at $0.09 per share for three years valued at $44,121 (risk-free interest rate of 1.21%, dividend yield of Nil, volatility factor of 77.48%, an expected life of 3 years).

Warrants

As at May 31, 2013, the following share purchase warrants issued on March 28, 2013 in connection with private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Dates
10,833,333	0.12	March 28, 2016
1,155,555	0.09	March 28, 2016
11,988,888

The Company had no warrants outstanding as of August 31, 2012.

Stock Options

On July 16, 2012, the Company granted 1,375,000 incentive stock options to directors and officers of the Company and 300,000 incentive stock options to employees and consultants of the Company, at a price of $0.20 per share, exercisable for a period of five years.

The fair value of the stock options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions.

	December 21, 2011	July 16, 2012
Stock based compensation	$553,675	$ 223,672
Risk-free interest rate	1.18%	1.12%
dividend yield of nil, volatility factor	102.71%	102.49%
weighted average expected life of the options	5 years	5 years

A summary of changes in stock options is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE
Balance, August 31, 2011	4,700,000	0.27
Cancelled	(150,000)	0.35
Granted	5,715,000	0.25/0.20
Expired	(1,200,000)	-
Balance, August 31, 2012	9,065,000	0.23
Cancelled	(800,000)	0.24
Expired	(75,000)	0.35
Balance, May 31, 2013	8,190,000	$ 0.23

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2013 AND 2012
(Expressed in Canadian Dollars)

8.

SHARE CAPITAL AND RESERVES (continued)

Stock Options (continued)

The following summarizes information about stock options outstanding at May 31, 2013:

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
NUMBER OF OPTIONS	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE

8,190,000	3.00 years	$ 0.23	8,190,000	3.00 years	$ 0.23

Nature and Purpose of Equity and Reserves

The reserves recorded in equity on the Company’s Statements of Financial Position include ‘Share-based Payment Reserves’, and ‘Accumulated Deficit’.

•

‘Share-based Payment Reserve’ is used to recognize the fair value of stock option grants prior to exercise, expiry or cancellation and the fair value of other share-based consideration paid at the date of payment.

•

‘Accumulated Deficit’ is used to record the Company’s change in deficit from earnings from year to year.

9.

SEGMENTED INFORMATION

The Company has one operating segment, which is mineral exploration. All mineral properties are located in Mexico. All option proceeds are attributable to the Mexican mineral properties. Assets by geographic segment, at cost, are as follows:

	CANADA	MEXICO	TOTAL

May 31, 2013

Current assets	$1,554,047	$13,275	$1,567,322
Property and equipment	$39,566	$62,000	$101,566
Mineral property costs	$-	$7,893,885	$7,893,885
VAT recoverable	$-	$91,110	$91,110
Total assets	$1,593,613	$8,060,270	$9,653,883
Interest income	$5,747	$7	$5,754
Net loss	$392,823	$178,764	$571,587
Comprehensive loss	$454,256	$178,764	$633,020

August 31, 2012

Current assets	$1,255,925	$98,201	$1,354,126
Property and equipment	$52,526	$66,907	$119,433
Mineral property costs	$-	$7,597,438	$7,597,438
VAT recoverable	$-	$78,340	$78,340
Total assets	$1,308,451	$7,840,886	$9,149,337
Interest income	$20,104	$9	$20,113
Net loss	$1,484,548	$2,209,982	$3,694,530
Comprehensive loss	$1,430,173	$2,209,982	$3,640,155

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MAY 31, 2013 AND 2012

(Expressed in Canadian Dollars)

10.

FINANCIAL INSTRUMENTS

As at May 31, 2013 and August 31, 2012, the carrying value of the Company’s financial instruments approximates their fair value. Cash and cash equivalents and short term investments are recorded at fair value and the Company’s other financial instruments are recorded at amortized cost, which approximates fair value due to their short term nature. The Company’s financial instruments are classified into the following categories:

		MAY 31, 2013		AUGUST 31, 2012
	Level	Carrying value	Fair Value	Carrying value	Fair Value
Held for Trading
Cash	2	$305,918	$305,918	$249,032	$249,032
Short term investments	2	$1,126,872	$1,126,872	$879,643	$879,643
Available for sale
Marketable Securities	2	$59,500	$59,500	$120,000	$120,000
Loans and receivables
Accounts receivable	2	$26,612	$26,612	$31,389	$31,389
Due from related parties	2	$36,120	$36,120	$36,429	$36,429
Other Financial Liabilities
Accounts payable and accrued liabilities	2	$46,623	$46,623	$103,460	$103,460
Employee benefits obligations	2	$60,004	$60,004	$60,004	$60,004
Deferred tax liability	2	$2,644	$2,644	$-	$-

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management process. The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to fulfil an obligation and cause the other party to incur a financial loss. The Company s credit risk to its financial asset is summarized below:

	MAY 31, 2013	August 31, 2012
Cash	$305,918	$249,032
Short term investments	$1,126,872	$879,643
Marketable securities	$59,500	$120,000
Accounts receivable	$26,612	$31,389
Due from related parties	$36,120	$36,429
VAT recoverable	$91,110	$78,340

The credit risk of cash, and short-term investments, is assessed as nominal as the counter party is major Canadian financial institutions. The credit risk of accounts receivable and marketable Securities is assessed as low. The carrying amount of these financial assets is their maximum exposure to credit risk.

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2013 AND 2012
(Expressed in Canadian Dollars)

10.

FINANCIAL INSTRUMENTS (continued)

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting its financial obligations associated with its financial liabilities as they fall due. The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash. The Company believes that these sources will be sufficient to cover the expected short and long term cash requirements.

As of May 31, 2013 the Company has sufficient cash and highly liquid investment on hand to meet current liabilities and its expected administrative requirements for the coming year. The Company has cash of $305,918 (August 31, 2012 - $249,032), highly liquid investments of $1,126,872 (August 31, 2012 - $879,643) and total liabilities of $109,271 (August 31, 2012 - $163,464). Accounts payable and accrued liabilities of $35,349 are due within three months. Management has assessed liquidity risk as low.

Market Risk

The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk, and commodity price risk.

Foreign Currency Risk

The Company has operations in Canada and Mexico subject to foreign currency fluctuations. The Company’s operating expenses are incurred in Canadian dollars and Mexican pesos, and the fluctuation of the Canadian dollar in relation to this other currency will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Financial assets and liabilities denominated in Mexican Pesos and U.S. dollars were as follows:

	May 31, 2013	August 31, 2012
U.S. Dollars
Financial assets	$143,547	$143,585
Financial Liabilities	$7,823	$2,601
Mexican Pesos
Financial assets	$100,015	$76,874
Financial Liabilities	$184,932	$90,551

Interest Rate Risk

As at May 31, 2013, the Company has no significant exposure to interest rate risk through its financial instruments.

11.

CAPITAL DISCLOSURES

The Company was formed for the purpose of acquiring exploration and development stage natural resource properties. The directors determine the Company’s capital structure and make adjustments to it based on funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The directors have not established quantitative return on capital criteria for capital management.

The Company is dependent upon external financing to fund future exploration programs and its administrative costs. The Company will spend existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and to seek to acquire an interest in additional properties if management feels there is sufficient geologic or economic potential provided it has adequate financial resources to do so.

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MAY 31, 2013 AND 2012
(Expressed in Canadian Dollars)

11.

CAPITAL DISCLOSURES (continued)

The directors review the Company’s capital management approach on an ongoing basis and believe that this approach, given the relative size of the Company, is reasonable. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern.

The Company considers the items included on the balance sheet in shareholders’ equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

12.

RELATED PARTY BALANCES AND TRANSACTIONS

Key Management Compensation

	NINE MONTHS ENDED MAY 31,
	2013	2012

Management fees	$90,000	$90,000
Consulting fees	45,000	45,000
Wages and benefits	29,875	28,691

Total	$164,875	$163,691

Key Management Compensation

Payments to key management personnel including the President, Chief Financial Officer, directors and companies directly controlled by key management personnel are management and consulting fees and are directly related to their position in the organization.

Other Related Party Transactions

The Company entered into the following transactions and had the following balances payable with related parties. The transactions were recorded at the exchange amount agreed to by the related parties. Balances outstanding are non-interest bearing, unsecured and had no specific terms for collection or repayment.

a)

Due from a related party consists of $36,120 (August 31, 2012 - $36,429) due from companies controlled by directors.

b)

During the nine months ended May 31, 2013, the Company paid $NIL (May 31, 2012 - $28,401) in respect of office and administration costs to a management company controlled by a director of the Company.

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MAY 31, 2013 AND 2012
(Expressed in Canadian Dollars)

13.

 EXPLORATION AND EVALUATION ASSETS

	San Timoteo Oro Leon Nueva Union La Reforma	Oteros La Esperanza La Hermosa	Bufalo La Barranca	Los Hilos Las Bolas El Manto Don Lazaro La Verde	Nopalera Flor de Trigo	Corona Beck El Chamizal El Canario La Cruz	Las Trojas La Gloria Todos los Santos Los Cantiles	Yudit	Total

Balance, August 31, 2011	$ 3,734,555	$ -	$ 81,728	$ 4,031,912	$ 685,857	$ 77,483	$ 35,159	$ -	$ 8,646,694

Incurred during the year
Assaying	-	-	8,790	-	97,298	-	455	-	106,543
Geology and mapping	5,081	-	-	1,137	6,756	-	712	-	13,686
Property taxes and passage rights	20,773	6,654	41,496	-	14,799	15,907	6,879	513	107,021
Salaries	18,876	-	-	-	-	-	-	-	18,876
Travel	20,862	-	-	2,479	5,474	1,170	780	-	30,765
Road construction and site preparation	7,634	-	-	18,537	-	11,647	10,364	-	48,182
Facilities and other	113,111	-	-	40,870	71,016	23,802	73,610	-	322,409
Write down	(1,961,689)	(6,654)	-	-	-	(13,392)	(26,016)	-	(2,007,751)
Disposal	-	-	-	-	-	(23,760)	-	-	(23,760)
Balance, August 31, 2012	$ 1,959,203	$ -	$ 132,014	$ 4,094,935	$ 881,200	$ 92,857	$ 101,943	$ 513	$ 7,262,665
Incurred during the period
Assaying	7,450	-	-	-	676	-	-	-	8,126
Geology and mapping	2,021	-	215	-	1,600	-	-	-	3,836
Property taxes and passage rights	17,856	4,735	25,287	45	7,658	6,607	5,862	266	68,316
Salaries	26,330	-	-	-	-	1,078	-	-	27,408
Travel	7,823	-	1,059	-	292	574	886	-	10,634
Road construction and site preparation	-	-	-	-	-	-	2,453	-	2,453
Facilities and other	59,880	-	25,577	-	-	20,803	82,681	2,477	191,418
Write down	-	-	-	-	-	-	-	-	-
Disposal	-	-	-	-	-	(15,744)	-	-	(15,744)
Balance, May 31, 2013	$ 2,080,563	$ 4,735	$ 184,152	$ 4,094,980	$ 891,426	$ 106,175	$ 193,825	$ 3,256	$ 7,559,112